Exhibit 99.1

News Release

For Immediate Release

West Fraser Declares Dividend

VANCOUVER, B.C., June 10, 2026 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) has declared a quarterly dividend of US$0.32 per share on the Common shares and Class B Common shares in the capital of the Company, payable on July 13, 2026 to shareholders of record on June 25, 2026.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Dividends” section.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.

For More Information

Investor Contact

Anil Aggarwala

Director, Treasurer and Investor Relations

Tel. (604) 245-9718

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com